Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 11, 2021

Relating to Preliminary Prospectus Supplement dated May 11, 2021 and

Prospectus dated January 13, 2020

Registration No. 333-234798

Oaktree Specialty Lending Corporation

$350,000,000

2.700% Notes due 2027

PRICING TERM SHEET

May 11, 2021

The following sets forth the final terms of the 2.700% Notes due 2027 and should only be read together with the preliminary prospectus supplement dated May 11, 2021, together with the accompanying prospectus dated January 13, 2020 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oaktree Specialty Lending Corporation

Security:	2.700% Notes due 2027

Expected Ratings (Moody’s / Fitch)*:	Baa3 (Stable)/ BBB- (Stable)

Aggregate Principal Amount Offered:	$350,000,000

Trade Date:	May 11, 2021

Settlement Date**:	May 18, 2021 (T+5)

Maturity Date:	January 15, 2027

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022

Record Dates:	January 1 and July 1, as the case may be, immediately preceding the relevant interest payment date

Price to Public (Issue Price):	99.720%

Coupon (Interest Rate):	2.700%

Yield to Maturity:	2.753%

Spread to Benchmark Treasury:	+195 basis points

Benchmark Treasury:	0.750% due April 30, 2026

Benchmark Treasury Price and Yield:	99-23 3⁄4 and 0.803%

Optional Redemption:	Oaktree Specialty Lending Corporation may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through December 15, 2026 (the date falling one month prior to the maturity date of the Notes), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date; provided, however, that if Oaktree Specialty Lending Corporation redeems any Notes on or after December 15, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67401PAC2 / US67401PAC23

Joint Book-Running Managers:	RBC Capital Markets, LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	ING Financial Markets LLC
MUFG Securities Americas Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
CIBC World Markets Corp.
Goldman Sachs & Co. LLC
Keefe, Bruyette & Woods, Inc.
KeyBanc Capital Markets Inc.
Santander Investment Securities Inc.
Morgan Stanley & Co. LLC
Hovde Group, LLC
JMP Securities LLC
Oppenheimer & Co. Inc.
Wells Fargo Securities, LLC
CIT Capital Securities LLC
R. Seelaus & Co., LLC

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Oaktree Specialty Lending Corporation expects that delivery of the Notes will be made against payment therefor on or about May 18, 2021, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Oaktree Specialty Lending Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Oaktree Specialty Lending Corporation and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Oaktree Specialty Lending Corporation and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Oaktree Specialty Lending Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents Oaktree Specialty Lending Corporation has filed with the SEC for more complete information about Oaktree Specialty Lending Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oaktree Specialty Lending Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from RBC Capital Markets, LLC at 200 Vesey Street, 8th Floor, New York, New York 10281, toll-free: 1-866-375-6829; Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, toll-free: 1-800-831-9146, e-mail prospectus@citi.com; Deutsche Bank Securities Inc. at 60 Wall Street, New York, New York 10005-2836, Attn: Prospectus Group, toll-free: 1-800-503-4611, email prospectus.CPDG@db.com; or SMBC Nikko Securities America, Inc. at 277 Park Avenue, New York, New York 10172, toll-free: 1-888-868-6856.